BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND FISCAL YEAR ENDED FEBRUARY 29, 2016
April 1, 2016
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”), for the fiscal year ended February 29, 2016. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the fiscal year ended February 29, 2016 and up to and including April 1, 2016.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 29, 2016 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended February 29, 2016 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s expectations regarding its cash flow and adjusted EBITDA;

•	the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives described below;

•
the Company’s expectations regarding anticipated demand for, and the timing of, new product and service offerings, and the Company’s plans and expectations relating to its existing and new product and service offerings, including BlackBerry Enterprise Service (“BES”) 12, the Good® Secure EMM Suites, BlackBerry smartphones and the cloud-based BlackBerry Internet of Things platform;

•
the Company’s expectations regarding the generation of revenue from its software, services and other technologies, including from technology licensing and the monetization of its patent portfolio, its expectations regarding the growth of and recurring nature of certain of its software and services revenue, and its expectations regarding the ability of such revenue to offset the decline in service access fees revenue;

•	the Company’s expectations regarding profitability in its devices business in fiscal 2017;

•	the Company’s anticipated levels of decline in service access fees revenue in the first quarter of fiscal 2017;

•	the Company’s expectations for gross margin in the first quarter of fiscal 2017;

•	the Company’s expectation that during fiscal 2017 the Company will move from single reportable operating segment disclosure to multiple operating segment disclosure;

•	the Company’s expected benefits from its plans to reallocate resources through its resource alignment program (the “RAP”);

•	the Company’s expectations regarding its common share repurchase program (the “Repurchase Program”);

•	the Company’s expectations with respect to the sufficiency of its financial resources; and

•	the Company’s estimates of purchase obligations and other contractual commitments.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Business Overview - Strategy, Products and Services”, “Business Overview - Common Share Repurchase Program”, “Business Overview - Operating Segments”, “Fiscal 2016 Summary Results of Operations - Financial Highlights - Free Cash

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Flow”, “Results of Operations - Fiscal year ended February 29, 2016 compared to fiscal year ended February 28, 2015 - Revenue - Revenue by Category - Software and Services Revenue”, “Results of Operations - Fiscal year ended February 29, 2016 compared to fiscal year ended February 28, 2015 - Revenue - Revenue by Category - Hardware Revenue”, “Results of Operations - Three months ended February 29, 2016 compared to the three months ended February 28, 2015 - Revenue - Revenue by Category - Service Access Fees Revenue”, “Results of Operations - Three months ended February 29, 2016 compared to the three months ended February 28, 2015 - Gross Margin” and “Financial Condition - Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the Company’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of new products and services, general economic conditions, product pricing levels and competitive intensity, supply constraints, and the Company’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of the AIF, which is included in the Annual Report, and the following:

•
the Company’s ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers or transition them to the Company’s latest enterprise software platforms and deploy BlackBerry smartphones;

•
the Company’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, achieve sustained profitability, or to offset the decline in the Company’s service access fees;

•
the Company’s ability to enhance its current products and services, or develop new products and services, in a timely manner or at competitive prices, or to meet customer requirements, or accurately predict emerging technological trends;

•	the Company’s ability to successfully market and distribute the PRIV device;

•	the intense competition faced by the Company;

•	the occurrence or perception of a breach of the Company’s security measures, or an inappropriate disclosure of confidential or personal information;

•	risks related to the Company’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties;

•	risks related to the Company’s ability to attract new personnel and retain key personnel;

•	the Company’s dependence on its relationships with network carriers and distributors;

•	risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect the Company’s results of operations;

•	the risk that network disruptions or other business interruptions could have a material adverse effect on the Company’s business and harm its reputation;

•
the risk that failure to protect the Company’s intellectual property could harm its ability to compete effectively and the Company may not earn the revenues it expects from intellectual property rights;

•	the Company’s reliance on its suppliers to supply functional components on a timely basis and in sufficient quantities;

•	risks associated with sales to customers in highly regulated industries and governmental entities, which can be highly competitive and require compliance with stringent regulation;

•	the Company’s reliance on third parties to manufacture and repair its products;

•	the Company’s ability to obtain rights to use software or components supplied by third parties;

•	the substantial inventory and other asset risk faced by the Company, including the potential for additional charges related to its inventory and long-lived assets;

•	the risk that the Company’s ability to maintain or increase its liquidity could be adversely affected by its ability to generate cash flow;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	risks related to the Company’s significant indebtedness, which could adversely affect its operating flexibility and financial condition;

•	the risk that the Company could be found to have infringed on the intellectual property rights of others;

•	the risk that litigation against the Company may result in adverse outcomes;

•	risks related to government regulations applicable to the Company’s products and services, including products containing encryption capabilities, which could negatively impact the Company’s business;

•	risks related to the use and disclosure of user data and personal information, which could give rise to liabilities as a result of legal, carrier and other requirements;

•	risks related to foreign operations, including fluctuations in foreign currencies;

•	risks associated with any defects in the Company’s products and services, which can be difficult to remedy and could have a material adverse effect on the Company’s business if they occur;

•	the risk of a negative impact on the Company’s business as a result of actions of activist shareholders;

•	risks related to the supplementing and management of the Company’s catalogue of third-party applications;

•	risks related to the failure of the Company’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws;

•	risks related to health and safety and hazardous materials usage regulations, and network certification risks;

•	costs and other burdens associated with regulations regarding conflict minerals;

•	risks related to the Company possibly losing its foreign private issuer status under U.S. federal securities laws;

•	the potential impact of copyright levies in numerous countries;

•	risks related to tax provision changes, the adoption of new tax legislation, or exposure to additional tax liabilities;

•	the volatility of the market price of the Company’s common shares;

•	risks related to adverse economic and geopolitical conditions;

•	market and credit risk associated with the Company’s cash, cash equivalents and short-term or long-term investments; and

•	risks related to the fluctuation of the Company’s quarterly revenue and operating results.
All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company’s financial results and performance are magnified at the present time given the uncertainties related to the Company’s strategic initiatives described in this MD&A. See “Business Overview - Strategy, Products and Services” in this MD&A.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Business Overview
The Company is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. The Company secures the world’s most sensitive data across all endpoints – from cars to smartphones – making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB), and its unsecured convertible debentures due in 2020 (the “Debentures”) are listed on the Toronto Stock Exchange (TSX: BB.DB.U).
The Company’s operating unit organizational structure consists of the Devices business, Enterprise Solutions and Services (which includes the Company’s newest practice, Professional Cybersecurity Services), Business Technology Solutions (“BTS”), and Messaging. Across all businesses, BlackBerry products and services are widely recognized in the market for

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

productivity and security, and the Company believes that it delivers the most secure end-to-end mobile enterprise solutions in the market.  With these core strengths, the Company’s broad portfolio of products and services is focused on serving enterprise customers, particularly in regulated industries and select vertical markets, including government, financial services, legal and healthcare.
The Company has experienced a significant decline in revenue and market share due to intense competition and other factors, as discussed below under “Results of Operations - Fiscal year ended February 29, 2016 compared to fiscal year ended February 28, 2015 – Revenue” and “Results of Operations – Three months ended February 29, 2016 compared to three months ended February 28, 2015 – Revenue”.
Strategy, Products and Services
The Company has been executing a strategy to leverage its strengths in mobility management and security to refocus its business in the Enterprise Solutions and Services space, while maintaining a presence in the highly competitive smartphone and devices market. This strategy includes increasing the Company’s product and service offerings through strategic acquisitions and targeted growth in internal investments. The Company’s goal is to maintain its market leadership in the enterprise mobility segment by continuing to extend the functionality of its enterprise software infrastructure beyond enterprise mobility management (“EMM”), to offer the most comprehensive and secure mobile platform and, on top of this extensive foundation, deliver vertical solutions and endpoint management in the Internet of Things (“IoT”).
BlackBerry has aligned its businesses and operations to drive greater efficiency and speed in bringing new offerings to market, while optimizing assets and capabilities in support of the Company’s overall strategy and financial objectives. Please also see the “Narrative Description of the Business - Strategy” and “Narrative Description of the Business - Products and Services” sections in the AIF, which is included in the Annual Report.
The Company’s latest device is the PRIV, running the Android operating system. Its latest BlackBerry 10 smartphone models are the Passport Silver Edition (“Passport SE”), Leap, and Classic. As at the end of fiscal 2016, the Company had a smartphone user base of approximately 23 million. The Company’s core software and services offering is the Good Secure EMM Suites, which integrates the BES12 and Good Technology platforms, and supports BlackBerry 10 and legacy BlackBerry devices, iOS, Android and Windows Phone® devices, SecuSUITE, and the WatchDox enterprise file sync-and-share (“EFSS”) solution.
Product and business developments that have influenced the general development of the Company’s business over fiscal 2016 include:
Acquisitions

•	Acquired Good Technology Corporation (“Good”), a provider of secure mobility solutions, including secure applications and containerization that protects end user privacy;

•	Acquired AtHoc, Inc. (“AtHoc”), a provider of secure, networked crisis communications;

•	Acquired WatchDox Ltd. (“WatchDox”), a data security company offering secure EFSS solutions; and

•
Acquired Encription Holdings Limited and Encription Ireland Limited (“Encription”), a cybersecurity consulting firm providing industry-leading assessments in penetration testing and security training services.

Products, Services and Approvals

•	Launched the PRIV smartphone, running on the Android™ operating system;

•	Announced the new Good Secure EMM Suites by BlackBerry, a comprehensive set of mobile security, management, productivity and collaboration offerings;

•	Announced the launch of a new Professional Cybersecurity Services practice that will further expand the Company’s security portfolio;

•	Announced the new voice encryption solution SecuSUITE for Enterprise;

•	Announced BES12 Cloud, a cloud-based enterprise mobility management (“EMM”) solution that offers easy management of cross-platform devices;

•	Obtained the approval of the United States Department of Defense (“DoD”) for the use of Public Key Infrastructure credentials on BlackBerry OS and BlackBerry 10 smartphones;

•	Unveiled a new QNX software platform to enable automotive companies to build a full range of secured automated driving systems and in-car acoustics; and

•	Showcased at the Consumer Electronics Show an IoT over-the-air software platform, as well as BlackBerry Radar, an asset tracking device and software interface.
Joint Ventures, Partnerships and Other Agreements

•	Entered into a long-term patent cross-licensing agreement with Cisco;

•	Entered into a joint development and manufacturing agreement with Wistron Corporation;

•	Announced a new partnership with T-Mobile US, Inc. to bring the BlackBerry Classic to T-Mobile’s network;

•	Announced the planned integration of Samsung KNOX™ with WorkLife by BlackBerry and SecuSUITE; and

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•
Announced the availability of the Company’s multi-OS EMM platform in the Microsoft Azure Marketplace, allowing customers full access to their BES12 licenses while benefiting from the Microsoft cloud architecture.

Financial Highlights

•	Achieved positive free cash flow and positive adjusted EBITDA in each of the quarters in fiscal 2016;

•	Achieved non-GAAP revenue of approximately $527 million from software and services for the year;

•	Commenced a normal course issuer bid to purchase up to 27 million common shares of the Company; and

•
Commenced the RAP with the objectives of reallocating Company resources to capitalize on growth opportunities, providing the operational ability to better leverage contract research and development services relating to its handheld devices, and reaching sustainable profitability.

Director and Executive Officer Appointments

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Appointed the Honourable Wayne G. Wouters, PC, an executive leader in government relations, strategic leadership, international trade and economic policy, to the board of directors of the Company (the “Board”);

•	Appointed Laurie Smaldone Alsup, M.D., an executive leader in drug development, regulatory strategy, and regulatory approvals in the pharmaceutical and biotechnology industries, to the Board; and

•	Appointed Carl Wiese as President of Global Sales of the Company.
Change in Fiscal Year
Effective in the fourth quarter of fiscal 2016, the Company changed its fiscal year from a 52 or 53 week year ending the last Saturday in February or the first Saturday in March to a calendar basis ending the last day of February. The purpose of this change is to be consistent with common practice in the software industry. The Company believes this is appropriate due to its increased emphasis on software and its completed acquisitions of software companies with recurring revenue streams. Accordingly, the Company’s fiscal quarters will end on the last days of May, August, November, and February. The Company does not believe that the impact of the change is material.
For further information about the impact of the change in fiscal year, please see Note 1 to the Consolidated Financial Statements.
Common Share Repurchase Program
On May 6, 2015, the Board authorized the Repurchase Program to purchase for cancellation up to 12 million common shares of the Company, or approximately 2.5% of the outstanding public float as of June 22, 2015.  The purpose of the Repurchase Program is to offset dilution from the Company’s employee share purchase plan and an amendment to the Company’s equity incentive plan increasing the number of shares available thereunder, both as approved by the shareholders of the Company on June 23, 2015.
Daily purchases are limited to 578,619 common shares, other than block purchases. Pursuant to a Notice of Intention to Make a Normal Course Issuer Bid dated June 25, 2015, the Repurchase Program commenced on June 29, 2015 and will terminate on June 28, 2016 or on such earlier date as BlackBerry may complete its purchases under such program.
On January 29, 2016 the Company sought and received regulatory approval from the Toronto Stock Exchange to increase the maximum number of common shares that may be repurchased from 12 million common shares to 27 million common shares, or 5.8% of the public float as of June 22, 2015. The Company also announced that it had entered into an automatic purchase plan with its designated broker to allow for purchases of up to 2,685,524 common shares in connection with the Repurchase Program..
During fiscal 2016, the Company repurchased 13 million common shares at a cost of approximately $93 million. The Company recorded a reduction of approximately $59 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of approximately $34 million was charged to retained earnings. All common shares repurchased by the Company pursuant to the Repurchase Program have been canceled.
The actual number of shares to be purchased and the timing and pricing of any additional purchases under the Repurchase Program will depend on future market conditions and upon potential alternative uses for cash resources.  There is no assurance that any additional shares will be purchased under the Repurchase Program and the Company may elect to modify, suspend or discontinue the program at any time without prior notice.
Operating Segments
As disclosed in Note 15 to the Consolidated Financial Statements, the Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the chief operating decision maker (“CODM”) for making decisions and assessing performance as a source of the Company’s reportable operating segments. The CODM, who for the Company is the Chief Executive Officer, makes decisions and assesses the performance of the Company on a consolidated basis, and the Company is a single reportable operating segment.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

As the Company’s recent acquisitions are integrated into its overall business structure and strategy, the Company is expecting to change the internal reporting utilized by the CODM for decision making and performance assessment. As a result, the Company expects that during fiscal 2017 adjustments in its management approach will result in a change in the Company’s disclosure to present multiple operating segments.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On April 1, 2016, the Company announced financial results for the three months and fiscal year ended February 29, 2016, which included certain non-GAAP financial measures, including non-GAAP revenue, gross margin, gross margin percentage, loss before income taxes, net loss and loss per share.
The Company has included additional non-GAAP adjustments (software deferred revenue acquired, stock compensation expense, amortization of intangible assets acquired through business combinations and business acquisition and integration costs incurred through business combinations) that are consistent with common practice in the software industry, and has applied those adjustments to comparative periods. The Company believes this is appropriate due to its increased emphasis on software and its acquisitions of software firms with recurring revenue streams.
For the three months ended February 29, 2016, these measures were adjusted for the following (collectively, the “Q4 Fiscal 2016 Non-GAAP Adjustments”):

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the Q4 Fiscal 2016 Debentures Fair Value Adjustment (as defined below under “Fiscal 2016 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $40 million (pre-tax and after tax);

•
RAP charges, consisting of amounts associated with employee termination benefits, facilities, manufacturing network simplification costs, and certain other costs of approximately $180 million (pre-tax and after tax);

•	cost optimization and resource efficiency (“CORE”) program charges of approximately $2 million (pre-tax and after tax);

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $23 million (pre-tax and after tax);

•	stock compensation expense of approximately $17 million (pre-tax and after tax);

•	amortization of intangible assets acquired through business combinations of approximately $28 million (pre-tax and after tax); and

•	business acquisition and integration costs incurred through business combinations of approximately $10 million (pre-tax and after tax).
For the fiscal year ended February 29, 2016, these measures (collectively, the “Fiscal 2016 Non-GAAP Adjustments”) consisted of:

•
the Fiscal 2016 Debentures Fair Value Adjustment (as defined below under “Fiscal 2016 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $430 million (pre-tax and after tax);

•	RAP charges, consisting of employee termination benefits, facilities, manufacturing network simplification costs, and certain other costs of approximately $344 million (pre-tax and after tax);

•	CORE program charges of approximately $11 million (pre-tax and after tax);

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $33 million (pre-tax and after tax);

•	stock compensation expense of approximately $60 million (pre-tax and after tax);

•	amortization of intangible assets acquired through business combinations of approximately $66 million (pre-tax and after tax); and

•	business acquisition and integration costs incurred through business combinations of approximately $22 million (pre-tax and after tax).

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss, adjusted loss per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures for the three months and fiscal year ended February 29, 2016 to the most directly comparable U.S. GAAP measures was included in the Company’s April 1, 2016 press release, and is reflected in the table below:

Q4 Fiscal 2016 Non-GAAP Adjustments		For the Three Months Ended February 29, 2016 (in millions)
	Income statement location	Gross margin (before taxes)	Gross margin % (before taxes)	Loss before income taxes	Net loss	Basic loss per share
As reported		$210	45.3%	$(256)	$(238)	$(0.45)
Debentures fair value adjustment(1)	Debentures fair value adjustment	—	—%	(40)	(40)
RAP charges (2)	Cost of sales	4	0.8%	4	4
RAP charges (2)	Research and development	—	—%	18	18
RAP charges (2)	Selling, marketing and administration	—	—%	158	158
CORE program charges	Selling, marketing and administration	—	—%	2	2
Software deferred revenue acquired	Revenue(3)	23	2.6%	23	23
Stock compensation expense	Research and development	—	—%	5	5
Stock compensation expense	Selling, marketing and administration	—	—%	12	12
Acquired intangibles amortization	Amortization	—	—%	28	28
Business acquisition and integration costs	Selling, marketing and administration	—	—%	10	10
		$237	48.7%	$(36)	$(18)	$(0.03)
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(1) See “Fiscal 2016 Summary Results of Operations - Financial Highlights - Debentures Fair Value Adjustment”.
(2) See “Fiscal 2016 Summary Results of Operations - Financial Highlights - RAP”.
(3) Included within Software and Services revenue.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2016 Non-GAAP Adjustments		For the Year Ended February 29, 2016 (in millions)
	Income statement location	Gross margin (before taxes)	Gross margin % (before taxes)	Loss before income taxes	Net loss	Basic loss per share
As reported		$941	43.6%	$(282)	$(208)	$(0.40)
Debentures fair value adjustment(1)	Debentures fair value adjustment	—	—%	(430)	(430)
RAP charges (2)	Cost of sales	44	2.0%	44	44
RAP charges (2)	Research and development	—	—%	47	47
RAP charges (2)	Selling, marketing and administration	—	—%	253	253
CORE program charges	Research and development	—	—%	2	2
CORE program charges	Selling, marketing and administration	—	—%	9	9
Software deferred revenue acquired	Revenue(3)	33	0.9%	33	33
Stock compensation expense	Cost of sales	1	0.01%	1	1
Stock compensation expense	Research and development	—	—%	17	17
Stock compensation expense	Selling, marketing and administration	—	—%	42	42
Acquired intangibles amortization	Amortization	—	—%	66	66
Business acquisition and integration costs	Selling, marketing and administration	—	—%	22	22
Adjusted		$1,019	46.5%	$(176)	$(102)	$(0.19)
______________________________
(1) See “Fiscal 2016 Summary Results of Operations - Financial Highlights - Debentures Fair Value Adjustment”.
(2) See “Fiscal 2016 Summary Results of Operations - Financial Highlights - RAP”.
(3) Included within Software and Services revenue.
Similarly, on March 27, 2015, the Company announced financial results for the three months and fiscal year ended February 28, 2015, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted income (loss) before income taxes and adjusted net income (loss).
For the three months ended February 28, 2015, these measures were adjusted for the following (collectively, the “Q4 Fiscal 2015 Non-GAAP Adjustments”):

•	the Rockstar patent portfolio sale (“Rockstar Sale”) of approximately $115 million (pre-tax and after tax);

•	the Debentures fair value adjustment of approximately $50 million (pre-tax and after tax);

•	CORE program charges of approximately $58 million pre-tax ($57 million after tax);

•	stock compensation expense of approximately $14 million (pre-tax and after tax);

•	amortization of intangible assets acquired through business combinations of approximately $9 million (pre-tax and after tax); and

•	business acquisition and integration costs incurred through business combinations of approximately $1 million (pre-tax and after tax).
For the fiscal year ended February 28, 2015, these measures were adjusted for the following (collectively, the “Fiscal 2015 Non-GAAP Adjustments”):

•	the Rockstar Sale of approximately $115 million (pre-tax and after tax);

•	the Debentures fair value adjustment of approximately $80 million (pre-tax and after tax);

•	CORE program charges of approximately $322 million pre-tax ($294 million after tax);

•	stock compensation expense of approximately $49 million (pre-tax and after tax);

•	amortization of intangible assets acquired through business combinations of approximately $38 million (pre-tax and after tax); and

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	business acquisition and integration costs incurred through business combinations of approximately $3 million (pre-tax and after tax).
A reconciliation of these non-GAAP financial measures for the three months and fiscal year ended February 28, 2015 to the most directly comparable U.S. GAAP measures was included in the Company’s March 27, 2015 press release, and is reflected in the table below:

		For the Three Months Ended February 28, 2015 (in millions)			For the Year Ended February 28, 2015 (in millions)
	Income Statement Location	Gross Margin	Income (loss) before income taxes	Net income	Gross Margin	Loss before income taxes	Net income (loss)
As reported		$318	$(1)	$28	$1,604	$(385)	$(304)
Rockstar sale adjustment	Investment income	—	(115)	(115)	—	(115)	(115)
Debentures fair value adjustment	Debentures fair value adjustment	—	50	50	—	80	80
CORE program charges	Cost of sales	1	1	1	23	23	21
CORE program charges	Research and development	—	6	6	—	70	63
CORE program charges	Selling, marketing and administration	—	51	50	—	229	210
Stock compensation expense	Cost of sales	1	1	1	2	2	2
Stock compensation expense	Research and development	—	4	4	—	15	15
Stock compensation expense	Selling, marketing and administration	—	9	9	—	32	32
Acquired intangibles amortization	Amortization	—	9	9	—	38	38
Business acquisition and integration costs	Selling, marketing and administration	—	1	1	—	3	3
Adjusted		$320	$16	$44	$1,629	$(8)	$45
The Company also reported adjusted earnings before interest, income taxes, depreciation and amortization (“EBITDA”) for the three months and fiscal year ended February 29, 2016 of $78 million and $433 million, respectively, as shown in the table below:

	For the Three Months Ended February 29, 2016 (in millions)	For the Year Ended February 29, 2016 (in millions)
Operating loss	$(241)	$(223)
Non-GAAP adjustments to operating loss
Debentures fair value adjustment	(40)	(430)
RAP charges	180	344
CORE program charges	2	11
Software deferred revenue acquired	23	33
Stock compensation expense	17	60
Acquired intangibles amortization	28	66
Business acquisition and integration costs	10	22
Total non-GAAP adjustments to operating loss	220	106
Non-GAAP operating loss	(21)	(117)
Amortization	127	616
Acquired intangibles amortization	(28)	(66)
Adjusted EBITDA	$78	$433
The Company also reported an estimated year-over-year increase in its organic software license revenue for the three months ended February 29, 2016 of 24%.  This is a non-GAAP financial measure that does not have any standardized meaning as prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.  Organic software license revenue for the fourth quarter of fiscal 2016 consists of the Company’s non-GAAP software and service

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

s revenue, excluding revenues from AtHoc and revenues from Good that were not considered organic from the Company’s integration of Good products.
Accounting Policies and Critical Accounting Estimates
Accounting Policies
Please see Note 1 to the Consolidated Financial Statements for a description of the Company’s significant accounting policies, which is included in the Annual Report.
Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
The Company’s critical accounting estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee and are set out below. Except as noted, there have not been any changes to the Company’s critical accounting estimates during the past three fiscal years.
Valuation of Long-Lived Assets
The long-lived assets (“LLA”) impairment test prescribed by U.S. GAAP requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company’s asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.
The Company’s determination of its asset groups, its primary asset and its remaining useful life, and estimated cash flows are significant factors in assessing the recoverability of the Company’s assets for the purposes of LLA impairment testing. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in the Company’s results of operations, changes in the Company’s forecasts or market expectations relating to future results, and the Company’s strategic initiatives and the market’s assessment of any such factors. See “Risk Factors - The market price of the Company’s common shares is volatile” in the AIF. The current macroeconomic environment and competitive dynamics continue to be challenging to the Company’s business and the Company cannot be certain of the duration of these conditions and their potential impact on the Company’s future financial results and cash flows. A continued decline in the Company’s performance, the Company’s market capitalization and future changes to the Company’s assumptions and estimates used in the LLA impairment test, particularly the expected future cash flows, remaining useful life of the primary asset and terminal value of the asset group, may result in further impairment charges in future periods of some or all of the assets on the Company’s balance sheet. Although it does not affect the Company’s cash flow, an impairment charge to earnings has the effect of decreasing the Company’s earnings or increasing the Company’s losses, as the case may be. The Company’s share price could also be adversely affected by the Company’s recorded LLA impairment charges.
The Company used various valuation techniques to determine the fair values of its assets to measure and allocate impairment. Techniques related to real estate, capital equipment and intangible assets included the direct capitalization method, market comparable transactions, the replacement cost method, discounted cash flow analysis, as well as the relief from royalty and excess earnings valuation methods. Determining valuations using these valuation techniques requires significant judgment and assumptions by management. Different judgments could yield different results.
Inventory and Inventory Purchase Commitments
The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout and life cycles of new products. The business environment in which the Company operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off. Significant judgment was required in calculating the inventory charges, which involved forecasting future demand and the associated pricing at which the Company can realize the carrying value of its inventory.
Valuation Allowance Against Deferred Tax Assets
The Company regularly assesses the need for a valuation allowance against its deferred tax assets. A valuation allowance is required for deferred tax assets if it is more likely than not that all or some portion of the asset will not be realized. All available evidence, both positive and negative, that may affect the realization of deferred tax assets must be identified and considered in determining the appropriate amount of the valuation allowance. Additionally, for interim periods, the estimated annual effective tax rate should include the valuation allowance for current year changes in temporary differences and losses or income arising during the year. For interim periods, the Company needs to consider the valuation allowance that it expects to recognize at the end of the fiscal year as part of the estimated annual effective tax rate. During interim quarters, the Company uses estimates including pre-tax results and ending position of temporary differences as at the end of the fiscal year to estimate the valuation allowance that it expects to recognize at the end of the fiscal year. This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. Different judgments could yield different results. See “Results of Operations - Three months ended February 29, 2016 compared to three months ended February 28, 2015 - Income Taxes”.
Revenue Recognition
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. Commencing in fiscal 2016, the Company was able to conclude that the price was fixed or determinable on shipment in certain cases and, therefore, the four criteria as described in Note 1 to the Consolidated Financial Statements for revenue recognition were met upon shipment. As such, sales of the Company’s Android device to wireless carriers in certain regions, sales of the Company’s latest BlackBerry 10 devices to wireless carriers in certain regions, and sales of BlackBerry 7 devices to wireless carriers in certain regions are recognized as revenue at the time of shipment. Other shipments of Android, BlackBerry 10 and BlackBerry 7 devices are recognized as revenue when the devices sell through to end users.
Hardware
The Company’s use of customer incentives requires management to use significant judgment in evaluating whether prices for handheld devices are fixed or determinable, which can impact the timing of when hardware revenue is recognized. When the price isn’t considered fixed or determinable, the Company recognizes revenue when the product is sold through to its end users. The Company must take into account its past history with its carrier and distribution partners to determine whether it can reliably estimate whether any future concessions will be provided on products it has previously sold into the channel. The Company also makes estimates of the level of channel inventory and the likelihood it will sell-through at the prices sold to its distribution partners. The Company also has to consider external factors such as end customer demand, market acceptance of its products, cannibalization of new product introductions, the competitive landscape, and technological obsolescence in determining whether the price is fixed or determinable at the time of shipment. These factors could result in the Company increasing its customer incentive programs which could impact the results of the Company’s operations. The Company recognizes these customer incentives at the later of when the Company has recognized the product sale or when the program is offered.
The Company also uses estimates in determining return provisions for its hardware sales. The Company has limited rights of return for quality defects based on contractual terms and conditions. The Company’s historical experience is that returns for defects are immaterial to the results of operations and represent only 0.5% to 1% of total units shipped. However, if defect rates were to increase beyond those estimated, the Company would be required to recognize additional reductions to revenue. If the defect rate were to change such that the Company could no longer reliably estimate the return rate, recognition of revenue could be delayed until a reliable estimate could be made or the return period lapses.
Multiple Element Arrangements
The Company’s process for determining best estimated selling prices (“BESPs”) as it relates to when and if available upgrade rights to the BlackBerry 10 and Android devices exist involves management’s judgment and multiple factors are considered that may vary over time depending upon the unique facts and circumstances related to each deliverable. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis. Should future facts and circumstances change, the Company’s BESPs and the future rate of related amortization for software upgrades and non-software services related to future sales of these devices could change. Factors subject to change include the unspecified software upgrade rights offered, change in pricing of elements sold separately by the Company in the future, the

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

estimated value of unspecified software upgrade rights, the estimated or actual costs incurred to provide non-software services, and the estimated period software upgrades and non-software services expected to be provided. Management does not expect the estimate of BESP to increase in the future given the competitive nature of the industry and the downward trends on its pricing. It is more likely to decrease in the future, which would result in a positive impact on the results of operations on a go-forward basis. Management also uses historical data to determine the useful life of the device over which to amortize the upgrade value. If the life of the device increased, the rate at which revenue is recognized would decrease. Conversely, if the life of the device decreased, the rate at which revenue is recognized would increase. Management reviews its estimates on an annual basis unless other facts and circumstances arise to warrant a shorter review cycle.
Adoption of Accounting Policies
In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2016. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In April 2015, the FASB issued a new accounting standards update on the topic of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted for financial statements that have not been previously issued. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its financial position and disclosures.
In April 2015, the FASB issued a new accounting standards update on the topic of internal-use software. The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. The amendments are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In June 2015, the FASB issued a new accounting standards update for technical corrections and improvements that affect a wide variety of topics in the codification. The amendments in this update correct unintended application of guidance, make minor improvements, and provide clarification to the codification. The amendments that require transition guidance are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In July 2015, the FASB issued a new accounting standard update on the topic of inventory. The amendments in this update provide guidance on the subsequent measurement of inventory from the lower of cost or market to the lower of cost and net realizable value for entities using the first-in, first-out or the average cost method. The amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. It should be applied prospectively with earlier application permitted as of the beginning of the interim or annual reporting period. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In September 2015, the FASB issued a new accounting standard on the topic of business combinations. The amendments in this update require the acquirer who has reported provisional amounts for items in a business combination to recognize adjustments to provisional amounts that are identified during the measurement period, in the reporting period in which the adjustments are determined. The update requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The prior period impact of the adjustment should be either presented separately on the face of the income statement or disclosed in the notes. The guidance is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted and should be applied prospectively. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In November 2015, the FASB issued a new accounting standard on the topic of income taxes. The amendments in this update eliminate the current requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified statement of financial position. Instead, companies will be required to classify all deferred tax

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

liabilities and assets as non-current. The guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is permitted. The Company has adopted this guidance early and applied it prospectively in the fourth quarter of fiscal 2016.
In January 2016, the FASB issued a new accounting standard on the topic of financial instruments. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the guidance clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities. The guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted for certain requirements. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In February 2016, the FASB issued a new accounting standard on the topic of leases. The new standards would require companies and other organizations to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2020 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In March 2016, the FASB issued a new accounting standard on the topic of revenue from contracts with customers. The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In March 2016, the FASB issued a new accounting standard on the topic of stock compensation. The amendments in this update simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2016 Summary Results of Operations
The following table sets forth certain consolidated statements of operations data, as well as certain consolidated balance sheet data, as at and for the fiscal years ended February 29, 2016, February 28, 2015, and March 1, 2014:

	As at and for the Fiscal Years Ended (in millions, except for share and per share amounts)
	February 29, 2016	February 28, 2015	Change	March 1, 2014	Change
Revenue(1)	$2,160	$3,335	$(1,175)	$6,813	$(3,478)
Gross margin(1)(2)	941	1,604	(663)	(43)	1,647
Operating expenses(1)(2)	1,164	2,027	(863)	7,120	(5,093)
Investment income (loss), net (2)	(59)	38	(97)	(21)	59
Loss before income taxes	(282)	(385)	103	(7,184)	6,799
Recovery of income taxes	(74)	(81)	7	(1,311)	1,230
Net loss	$(208)	$(304)	$96	$(5,873)	$5,569
Loss per share - reported
Basic	$(0.40)	$(0.58)		$(11.18)
Diluted	$(0.86)	$(0.58)		$(11.18)

Weighted-average number of shares outstanding (000’s)
Basic	526,303	527,684		525,168
Diluted(3)	651,303	527,684		525,168

Total assets	$5,534	$6,558	$(1,024)	$7,552	$(994)
Total long-term financial liabilities	$1,277	$1,707	$(430)	$1,627	$80
______________________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2016 Non-GAAP Adjustments on revenue, gross margin and operating expenses in fiscal 2016.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2015 Non-GAAP Adjustments on gross margin and operating expenses and investment income (loss), net in fiscal 2015.

(3)	See Note 12 to the Consolidated Financial Statements for the fiscal year ended February 29, 2016 for calculation of the diluted weighted average number of shares outstanding.
Financial Highlights
The Company had approximately $2.6 billion in cash, cash equivalents and investments as of February 29, 2016. In fiscal 2016, the Company recognized revenues of $2.2 billion and incurred a net loss of $208 million, or a $0.40 basic loss per share and $0.86 diluted loss per share on a GAAP basis. As further discussed below, net loss reflects non-cash income associated with the change in the fair value of the Debentures of $430 million, restructuring charges of $344 million related to the RAP, restructuring charges of $11 million related to the CORE program, software deferred revenue acquired of $33 million, stock compensation expense of $60 million, acquired intangibles amortization of $66 million, and business acquisition and integration costs of $22 million recorded in fiscal 2016. See also “Non-GAAP Financial Measures” and “Financial Condition - Debenture Financing and Other Funding Sources” in this MD&A.
The Company previously stated that it expected sequential revenue growth in software, hardware and messaging revenue in the fourth quarter of fiscal 2016 and total revenue in the fourth quarter of fiscal 2016 to be at the same level as in the third quarter of fiscal 2016 or slightly above. The Company’s hardware revenue and total revenue declined in the fourth quarter of fiscal 2016 as compared to the third quarter of fiscal 2016. The Company did not meet its expectations for hardware revenue, and consequently total revenue, due to delays in certain contract negotiations with major carriers and a reduction in global market growth for high-end smartphones.
Business Acquisitions
On October 30, 2015, the Company acquired all of the issued and outstanding shares of Good for approximately $425 million (including $2 million of acquisition related costs and $6 million of future post-combination employment expense). The acquisition further expanded the Company’s ability to offer a unified, secure mobility platform with applications for any mobile device on any operating system. Good’s technology is being integrated with BES12, providing multi-platform support for both mobile and desktop operating system devices.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

On September 22, 2015, the Company acquired all of the issued and outstanding shares of AtHoc, a leading provider of secure networked crisis communications, for approximately $250 million (including $10 million of future post-combination employment expense). The acquisition of AtHoc enhances the Company’s mission to provide secure communication solutions and complements the Company’s enterprise portfolio of cross-platform solutions and trusted global network to enable new capabilities for safety, security and mission-critical business communications.
On May 7, 2015, the Company acquired all of the issued and outstanding shares of WatchDox, a data security company offering secure enterprise file-sync-and-share solutions, for approximately $59 million. The acquisition enhances the Company’s commitment to allow organizations to securely connect employees and corporate information across all mobile and desktop platforms. WatchDox’s technology is being offered independently and as a value added service through BES12 that complements the Company’s enterprise mobility management portfolio.
On February 19, 2016, the Company acquired all of the issued and outstanding shares of Encription, a cybersecurity firm based in the United Kingdom, for $8 million of cash consideration. The acquisition will further expand the Company’s security portfolio and, combined with the Company’s existing security solutions, help customers identify the latest cybersecurity threats, develop risk appropriate mitigation strategies, implement and maintain IT security standards and techniques, and defend against the risk of future attacks.
The Company’s expectations as to revenue and other financial metrics for fiscal 2017 set forth in this MD&A reflect the completion of the acquisition of WatchDox on May 7, 2015, AtHoc on September 22, 2015, Good on October 30, 2015 and Encription on February 19, 2016.
Free Cash Flow
Free cash flow is a measure of financial performance calculated as operating cash flow minus capital expenditures. For the three months ended February 29, 2016, the Company reported free cash flow of $6 million, which consisted of operating cash flows of $9 million, minus capital expenditures of $3 million. The Company anticipates continuing to generate positive free cash flow and adjusted EBITDA for the 2017 fiscal year.
Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the Debentures; therefore, periodic revaluation is required under U.S. GAAP. The valuation is influenced by a number of embedded features within the Debentures, including the Company’s put option on the debt and the investors’ conversion option, among others. The primary factors that influence the fair value adjustment are the Company’s share price, as well as associated volatility in the share price, and the Company’s implied credit rating. The fair value adjustment charge does not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price. In the fourth quarter of fiscal 2016, the Company recorded non-cash income associated with the change in the fair value of the Debentures of approximately $40 million (pre-tax and after tax) (the “Q4 Fiscal 2016 Debentures Fair Value Adjustment”). In fiscal 2016, the Company recorded net non-cash income associated with the change in the fair value of the Debentures of approximately $430 million (pre-tax and after tax) (the “Fiscal 2016 Debentures Fair Value Adjustment”).
RAP
During the first quarter of fiscal 2016, the Company commenced the RAP for its device software, hardware and applications business with the objectives of reallocating resources to capitalize on growth opportunities, providing the operational ability to better leverage contract research and development services relating to its handheld devices, and reaching sustainable profitability. Other charges and cash costs may occur as programs are implemented or changes are completed. During the fourth quarter and fiscal 2016, the Company incurred approximately $180 million and $344 million, respectively, in total pre-tax charges related to this program for employee termination benefits, patent abandonment, and facilities costs.
Results of Operations - Fiscal year ended February 29, 2016 compared to fiscal year ended February 28, 2015
Revenue
Revenue for fiscal 2016 was $2.16 billion, a decrease of approximately $1.18 billion, or 35.2%, from $3.34 billion in fiscal 2015.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Fiscal Years Ended (in millions)
	February 29, 2016		February 28, 2015		Change
BlackBerry handheld devices recognized	3.2		7.0		(3.8)	(54.3)%
Revenue
Software and services	$494	22.8%	$248	7.4%	$246	99.2%
Hardware	862	40.0%	1,431	42.9%	(569)	(39.8)%
Service access fees	779	36.1%	1,606	48.2%	(827)	(51.5)%
Other	25	1.2%	50	1.5%	(25)	(50.0)%
	$2,160	100.0%	$3,335	100.0%	$(1,175)	(35.2)%
Revenue by Geography
North America	$952	44.0%	$991	29.6%	$(39)	(3.9)%
Europe, Middle East and Africa	816	37.8%	1,431	43.0%	(615)	(43.0)%
Latin America	117	5.4%	380	11.4%	(263)	(69.2)%
Asia Pacific	275	12.8%	533	16.0%	(258)	(48.4)%
	$2,160	100.0%	$3,335	100.0%	$(1,175)	(35.2)%
Revenue by Category
Software and Services Revenue
Software and services revenue, which includes fees from licensed BES software, client access licenses, maintenance and upgrades, software licensing revenues, technology licensing revenues, and technical support revenues, increased by $246 million, or 99.2%, to $494 million, or 22.8% of revenue, in fiscal 2016, compared to $248 million, or 7.4% of revenue, in fiscal 2015. The increase is primarily attributable to an increase in revenue from technology and software licensing, as well as revenue from advertising, partially offset by decreases in revenue from technical support.
In the third quarter of fiscal 2016, the Company stated that it continued to expect non-GAAP software and services revenue of approximately $500 million in fiscal 2016, excluding revenue generated from BBM services such as BBM Protected. Non-GAAP software and services revenue, excluding revenue generated from BBM services, was $501 million for fiscal 2016 compared to $244 million in fiscal 2015. The Company continues to expect to generate software and services revenue from monetizing existing and forthcoming products and its patent portfolio. The Company continues to expect the growth of software and services revenue to continue and to offset the decline in service access fees revenue in fiscal 2017, and to exceed the growth rate of the mobility software market. The Company expects total software and services revenue to grow at around 30% on a year-over-year basis and expects continued gains in market share at that level.
The Company’s software and services revenue was approximately 70% recurring (subscription based) in fiscal 2016. The Company is targeting approximately 80% of software and services revenue, excluding technology licensing and consumer messaging revenue, to be recurring in nature in fiscal 2017.
Hardware Revenue
Hardware revenue was $862 million, or 40.0% of revenue, in fiscal 2016 compared to 1.4 billion, or 42.9% of revenue, in fiscal 2015, representing a decrease of 39.8%. The Company recognized revenue related to approximately 3.2 million BlackBerry handheld devices in fiscal 2016, compared to approximately 7.0 million BlackBerry handheld devices in fiscal 2015. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to decreased hardware demand and the decline in the average selling prices of legacy BlackBerry 10 devices, which was partially offset by an increase in the average selling prices with the introduction of new devices, including the PRIV, Passport SE, Classic and Leap.
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. See “Accounting Policies and Critical Accounting Estimates - Critical Accounting Estimates - Revenue Recognition” in this MD&A and Note 1 to the Consolidated Financial Statements, which is included in the Annual Report, for a description of the Company’s revenue recognition accounting policy and revenue recognition critical accounting estimates with respect to hardware revenue.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

During fiscal 2016, approximately 4.0 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to fiscal 2016 and which reduced the Company’s inventory in channel. The number of BlackBerry smartphones that were sold through to end customers was 8.5 million in fiscal 2015.
The Company’s plan is to achieve profitability in its device business in fiscal 2017.
Service Access Fees Revenue
Service access fees revenue decreased by $827 million, or 51.5%, to $779 million, or 36.1% of revenue, in fiscal 2016, compared to $1.6 billion, or 48.2% of revenue, in fiscal 2015. The decrease in service access fees revenue, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users (particularly as those users upgrade to BlackBerry devices that do not generate service access fees or to a competitor’s device), as well as a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, compared to fiscal 2015.
Other Revenue
Other revenue, which includes non-warranty repairs, accessories, and telecommunications revenues of AtHoc, decreased by $25 million, or 50.0% to $25 million, or 1.2% of revenue in fiscal 2016 compared to $50 million, or 1.5% of revenue in fiscal 2015. The decrease was primarily attributable to a decrease in accessory and non-warranty repair revenues.
Revenue Trends
The Company has seen both its revenue and its smartphone market share decline in recent years relative to companies such as Apple with its iOS ecosystem, and companies that build smartphones based on the Android ecosystem, such as Samsung and Lenovo/Motorola.
This decline is due to a variety of factors, including consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android platforms, and lower average selling prices for the Company’s devices. Revenue and market share have also been impacted by intense competition, including from the significant number of new Android based competitors that have emerged, and by the BYOD trend in the enterprise market. Some of the Company’s competitors have greater name recognition, larger customer bases, and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than the Company. In addition, uncertainty relating to the Company’s strategy and operations may have negatively impacted demand for the Company’s products.
The Company has introduced both software and hardware products to address the shift in the market toward enterprise mobility solutions that can handle a range of requirements and deployment models. See “Business Overview - Strategy, Products and Services”.
For further information regarding the Company’s competitors, please see the section in the AIF entitled “Narrative Description of the Business - Competition”.
Revenue by Geography
North America Revenues
Revenues in North America were $952 million, or 44.0% of revenue in fiscal 2016, reflecting a decrease of $39 million compared to $991 million, or 29.6% of revenue in fiscal 2015. The decrease in North American revenue is primarily attributable to a decrease in revenue from the United States, which represented approximately 33.0% of total revenue in fiscal 2016, compared to 23.2% of total revenue in fiscal 2015. Sales in Canada represented approximately 11.0% of total revenue in fiscal 2016, compared to 6.4% of total revenue in fiscal 2015.
Revenues in North America have continued to decline due to the Company’s aging product portfolio, decreased hardware demand and the continued erosion of revenue from service access fees, partially offset by a result of the increased revenue from technology licensing, acquired companies and sales of the Company’s newest devices.
As a percentage of overall revenue, revenues in North America increased significantly due to increased revenue from technology licensing and revenue from WatchDox, AtHoc and Good.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $816 million, or 37.8% of revenue, in fiscal 2016, reflecting a decrease of $615 million compared to $1.4 billion, or 43.0% of revenue, in fiscal 2015. The decrease in revenue is due to decreased hardware demand and the continued erosion of revenues from service access fees, partially offset by revenue associated with Secusmart and Good, increased revenue from software licensing and Classic, Leap and PRIV device sales.
Some of the larger markets comprising this region include the United Kingdom, Germany and South Africa.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Latin America Revenues
Revenues in Latin America were $117 million, or 5.4% of revenue, in fiscal 2016, reflecting a decrease of $263 million compared to $380 million, or 11.4% of revenue, in fiscal 2015. The decrease in revenues is due to decreased hardware demand and the continued erosion of revenues from service access fees.
Some of the larger markets comprising this region include Argentina, Mexico and Brazil.
Asia Pacific Revenues
Revenues in Asia Pacific were $275 million, or 12.8% of revenue, in fiscal 2016, reflecting a decrease of $258 million compared to $533 million, or 16.0% of revenue, in fiscal 2015. The decrease in revenues is due to decreased hardware demand and the continued erosion of revenues from service access fees, partially offset by Classic and PRIV device sales and revenue associated with Good.
Some of the larger markets comprising this region include Indonesia, Hong Kong and India.
Gross Margin
Gross margin decreased by $663 million or 41.3%, to $941 million, or 43.6% of revenue, in fiscal 2016, compared to $1.6 billion, or 48.1% of revenue, in fiscal 2015. Excluding the relevant Fiscal 2016 Non-GAAP Adjustments and Fiscal 2015 Non-GAAP Adjustments explained in “Non-GAAP Financial Measures” above, gross margin decreased by $610 million to $1.0 billion, or 46.5% of revenue, compared to 1.6 billion, or 48.8% of revenue, in fiscal 2015.
The $610 million decrease in gross margin was primarily attributable to a decrease in the number of devices for which revenue was recognized due to decreased hardware demand, as well as a reduction in service access fees revenue, partially offset by the increase in software and services revenue, as well as an increase in the average selling prices of certain devices recognized, as previously described compared to fiscal 2015. Generally, service revenues earn higher gross margins than sales of handheld devices and hardware revenues have lower gross margins than the Company’s overall gross margin.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for fiscal 2016 compared to fiscal 2015.

	For the Fiscal Years Ended (in millions)
	February 29, 2016		February 28, 2015		Change
		% of Revenue		% of Revenue		% of Change
Revenue(1)	$2,160		$3,335		$(1,175)	(35.2)%
Operating expenses
Research and development(1)(2)	469	21.7%	711	21.3%	$(242)	(34.0)%
Selling, marketing and administration(1)(2)	712	33.0%	904	27.1%	(192)	(21.2)%
Amortization(1)(2)	277	12.8%	298	8.9%	(21)	(7.0)%
Abandonment/impairment of long-lived assets	136	6.3%	34	1.0%	102	300.0%
Debentures fair value adjustment(1)(2)	(430)	(19.9)%	80	2.4%	(510)	(637.5)%
Total	$1,164	53.9%	$2,027	60.7%	$(863)	(42.6)%

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2016 Non-GAAP Adjustments on revenue and operating expenses in fiscal 2016.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2015 Non-GAAP Adjustments on operating expenses in fiscal 2015.
Operating expenses decreased by $863 million, or 42.6%, to $1.2 billion, or 53.9% of revenue in fiscal 2016, compared to $2 billion, or 60.7% of revenue, in fiscal 2015. Excluding the impact of the relevant Fiscal 2016 Non-GAAP Adjustments and Fiscal 2015 Non-GAAP Adjustments, operating expenses decreased by $424 million, or 27.2%. This decrease was primarily attributable to a decrease in salaries and benefits costs due to a reduction in headcount and decline in marketing and advertising expenses, partially offset by increases in foreign exchange losses.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenses decreased by $242 million, or 34.0%, to $469 million, or 21.7% of revenue, in fiscal 2016, compared to $711 million, or 21.3%, in fiscal 2015. Excluding the impact of the relevant Fiscal 2016 Non-GAAP Adjustments and Fiscal 2015 Non-GAAP Adjustments, research and development expenses decreased by $223 million, or 35.6%. The decrease was primarily attributable to reduced salaries and benefits as a result of a reduction in headcount and reductions in facilities and maintenance costs compared to fiscal 2015.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $192 million, or 21.2%, to $712 million, or 33.0% of revenue, in fiscal 2016 compared to $904 million in fiscal 2015, or 27.1% of revenue. Excluding the impact of the relevant Fiscal 2016 Non-GAAP Adjustments and Fiscal 2015 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $152 million, or 22.6%. The decrease was primarily attributable to reductions in marketing and advertising costs and salaries and benefits as a result of reductions in headcount, partially offset by increases in foreign exchange losses compared to fiscal 2015.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for fiscal 2016 compared to fiscal 2015. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Fiscal Years Ended (in millions)
	Included in Amortization			Included in Cost of sales
	February 29, 2016	February 28, 2015	Change	February 29, 2016	February 28, 2015	Change
Property, plant and equipment	$73	$111	$(38)	$51	$73	$(22)
Intangible assets	204	187	17	288	323	(35)
Total	$277	$298	$(21)	$339	$396	$(57)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $21 million to $277 million for fiscal 2016, compared to $298 million for fiscal 2015. The decrease in amortization expense reflects the lower cost base of assets as a result of the divestiture of the majority of the Company’s real estate holdings and additional asset sales and disposals in fiscal 2016 and fiscal 2015, partially offset by additions in acquired technology from business acquisitions.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $57 million to $339 million for fiscal 2016, compared to $396 million for fiscal 2015. This decrease primarily reflects the lower cost base of asset sales in fiscal 2015, partially offset by certain intangible asset and property, plant and equipment additions in fiscal 2016.
Investment Income (Loss), Net
Investment income decreased by $97 million to a loss of $59 million in fiscal 2016, from income of $38 million in fiscal 2015. The decrease in investment income is primarily attributable to the Rockstar Sale and gains on the sale of certain investments in fiscal 2015 not present in fiscal 2016, which was partially offset by increases in the Company’s average cash and investment balances. See “Financial Condition - Liquidity and Capital Resources”.
Income Taxes
For fiscal 2016, the Company’s net effective income tax recovery rate was approximately 26%, compared to approximately 21% for the prior fiscal year. The Company's net effective income tax recovery rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the gain from the change in fair value of the

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Debentures, amongst other items, was offset by a corresponding adjustment of the valuation allowance. During the second quarter of fiscal 2016, the Company made the determination that the cumulative undistributed earnings for certain foreign subsidiaries will be indefinitely reinvested, and as a result, the withholding tax accrual of $33 million recorded in respect of these subsidiaries was reversed. During the third quarter of fiscal 2016, in connection with the Company’s acquisitions in the quarter, deferred tax liabilities were established, primarily related to the acquired identifiable intangible assets and these deferred tax liabilities exceeded the acquired deferred tax assets thus allowing the Company to realize a tax benefit by releasing the valuation allowance associated with the Company’s overall deferred tax assets. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Loss
The Company’s net loss for fiscal 2016 was $208 million, reflecting a decrease in net loss of $96 million compared to a net loss of $304 million in fiscal 2015. Excluding the impact of the relevant Fiscal 2016 Non-GAAP Adjustments and Fiscal 2015 Non-GAAP Adjustments, the Company’s net loss for fiscal 2016 was $102 million compared to net income of $45 million in fiscal 2015, reflecting a decrease in net income of $147 million due to a reduction in the Company’s gross margin and recovery of income taxes, which was partially offset by decreases in the operating expenses.
Basic loss per share was $0.40 and diluted loss per share was $0.86 in fiscal 2016, a decrease in loss per share of 31.0% and an increase in loss per share of 48.3%, respectively, compared to basic and diluted loss per share of $0.58 in fiscal 2015.
The weighted average number of shares outstanding was 526 million common shares for basic and 651 million common shares for diluted loss per share for the fiscal year ended February 29, 2016 and 528 million common shares for both basic and diluted loss per share for the fiscal year ended February 28, 2015.
Common Shares Outstanding
On March 29, 2016, there were 521 million voting common shares, options to purchase 1 million voting common shares, 27 million restricted share units and 0.4 million deferred share units outstanding. In addition, 125 million common shares are issuable upon conversion in full of the Debentures.
The Company has not paid any cash dividends during the last three fiscal years.
Results of Operations - Three months ended February 29, 2016 compared to the three months ended February 28, 2015
The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in millions of dollars, except for share and per share amounts and as a percentage of revenue, for the three months ended February 29, 2016 and February 28, 2015:

	For the Three Months Ended (in millions, except for share and per share amounts)
	February 29, 2016		February 28, 2015		Change
Revenue(1)	464	100.0%	660	100.0%	(196)
Gross margin (1)(2)	210	45.3%	318	48.2%	(108)
Operating expenses (1)(2)	451	97.2%	424	64.2%	27
Investment income (loss), net (2)	(15)	(3.2)%	105	15.9%	(120)
Loss before income taxes	(256)	(55.1)%	(1)	(0.1)%	(255)
Recovery of income taxes	(18)	(3.9)%	(29)	(4.4)%	11
Net income (loss)	$(238)	(51.3)%	$28	4.3%	$(266)
Earnings (loss) per share - reported
Basic and diluted	$(0.45)		$0.05		$(0.50)

Weighted-average number of shares outstanding (000’s)
Basic and diluted	524,627		528,685
_________________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2016 Non-GAAP Adjustments on revenue, gross margin and operating expenses in the fourth quarter of fiscal 2016.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2015 Non-GAAP Adjustments on gross margin, operating expenses and investment income (loss), net in the fourth quarter of fiscal 2015.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue
Revenue for the fourth quarter of fiscal 2016 was $464 million, a decrease of approximately $196 million, or 29.7%, from $660 million in the fourth quarter of fiscal 2015.
Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Three Months Ended (in millions)
	February 29, 2016		February 28, 2015		Change
BlackBerry handheld devices recognized	0.6		1.3		(0.7)	(53.8)%

Revenue
Software and services	$130	28.0%	$74	11.2%	$56	75.7%
Hardware	184	39.7%	274	41.5%	(90)	(32.8)%
Service access fees	143	30.8%	301	45.6%	(158)	(52.5)%
Other	7	1.5%	11	1.7%	(4)	(36.4)%
	$464	100.0%	$660	100.0%	$(196)	(29.7)%
Revenue by Geography
North America	$216	46.5%	$205	31.0%	$11	5.4%
Europe, Middle East and Africa	175	37.7%	283	42.9%	(108)	(38.2)%
Latin America	18	3.9%	60	9.1%	(42)	(70.0)%
Asia Pacific	55	11.9%	112	17.0%	(57)	(50.9)%
	$464	100.0%	$660	100.0%	$(196)	(29.7)%
Revenue by Category
Software and Services Revenue
Software and services revenue was $130 million, or 28.0% of revenue, in the fourth quarter of fiscal 2016, compared to $74 million, or 11.2% of revenue, in the fourth quarter of fiscal 2015, representing an increase of $56 million or 75.7%. The Company believes that the increase in software and services revenue over the prior fiscal year was primarily attributable to the increase in revenue from software licensing, as well as revenue from advertising and technical support.
For a discussion of the Company’s revenue recognition policies and critical accounting estimates, see the section entitled “Accounting Policies and Critical Accounting Estimates - Accounting Policies” and “Accounting Policies and Critical Accounting Estimates - Critical Accounting Estimates - Revenue Recognition.”
In the second quarter of fiscal 2016, the Company stated that it expected a double-digit quarterly growth rate in software revenues, excluding technology licensing, on a year-over-year basis. Software revenues, excluding technology licensing, increased by approximately 75% in the fourth quarter of fiscal 2016 compared to the fourth quarter of fiscal 2015.
Hardware Revenue
Hardware revenue was $184 million, or 39.7% of revenue, in the fourth quarter of fiscal 2016, compared to $274 million, or 41.5% of revenue, in the fourth quarter of fiscal 2015, representing a decrease of $90 million, or 32.8%. The Company recognized revenue related to approximately 0.6 million BlackBerry handheld devices in the fourth quarter of fiscal 2016, reflecting a decrease of approximately 0.7 million devices, or 53.8%, compared to approximately 1.3 million BlackBerry handheld devices recognized in the fourth quarter of fiscal 2015. The Company believes that the significant decrease in hardware revenue over the prior fiscal year period was primarily attributable to decreased hardware demand, partially offset by an increase in the average selling prices with the introduction of new devices, including the PRIV, Passport SE, Classic, and Leap.
During the fourth quarter of fiscal 2016, approximately 0.7 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the fourth quarter of fiscal 2016 and which reduced the Company’s inventory in channel. The number of BlackBerry smartphones that were sold through to end customers was 0.9 million in the third quarter of fiscal 2016 and 1.6 million in the fourth quarter of fiscal 2015.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Service Access Fees Revenue
Service access fees revenue decreased by $158 million, or 52.5%, to $143 million, or 30.8% of revenue, in the fourth quarter of fiscal 2016, compared to $301 million, or 45.6% of revenue, in the fourth quarter of fiscal 2015.
The decrease in service access fees revenue, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of those users and corresponding lower revenue from those users (particularly as those users upgrade to BlackBerry devices that do not generate service access fees or to a competitor’s device), compared to the fourth quarter of fiscal 2015, and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans as well as pricing reduction programs implemented by the Company to maintain the customer base.
In the third quarter of fiscal 2016, the Company stated its expectations that service access fees revenues would decline by approximately 18% in the fourth quarter of fiscal 2016. Service access fees revenues for the fourth quarter of fiscal 2016 decreased by approximately 17% compared to the third quarter of fiscal 2016. The Company expects service access fees revenue to continue to decline by 18% in the first quarter of fiscal 2017.
Other Revenue
Other revenue decreased by $4 million, or 36.4%, to $7 million in the fourth quarter of fiscal 2016 compared to $11 million in the fourth quarter of fiscal 2015. The decrease was primarily attributable to decreases in non-warranty repair revenue, partially offset by telecommunications revenue of AtHoc.
Gross Margin
Gross margin decreased by $108 million, or 34.0%, to $210 million, or 45.3% of revenue, in the fourth quarter of fiscal 2016, compared to $318 million, or 48.2% of revenue, in the fourth quarter of fiscal 2015. Excluding the relevant Q4 Fiscal 2016 Non-GAAP Adjustments and Q4 Fiscal 2015 Non-GAAP Adjustments, gross margin decreased by $83 million to $237 million, or 48.7% of revenue, compared to $320 million, or 48.5% of revenue, in the fourth quarter of fiscal 2015.
The $83 million decrease in gross margin was primarily attributable to a decrease in the number of devices for which revenue was recognized due to decreased hardware demand, as well as a reduction in service access fees revenue. The decrease was partially offset by an increase in software and services revenue, as well as an increase in the average selling prices of certain devices recognized, as previously described. Generally, service revenues earn higher gross margins than sales of handheld devices and hardware revenues have lower gross margins than the Company’s overall gross margin.
In the third quarter of fiscal 2016, the Company stated that in the fourth quarter of fiscal 2016 it expected non-GAAP gross margin of approximately 40% and expected gross margin on hardware to increase. The non-GAAP gross margin in the fourth quarter of fiscal 2016 was 48.7% due to higher margins in hardware and software and services. The Company expects non-GAAP gross margin in the first quarter of fiscal 2017 of approximately 45% to 50%.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended February 29, 2016, compared to the quarter ended November 28, 2015 and the quarter ended February 28, 2015. The Company believes it is meaningful to also provide a comparison between the fourth quarter of fiscal 2016 and the third quarter of fiscal 2016 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	February 29, 2016		November 28, 2015		February 28, 2015
		% of Revenue		% of Revenue		% of Revenue
Revenue(1)(2)	$464		$548		$660
Operating expenses
Research and development(1)(2)(3)	108	23.3%	100	18.2%	134	20.3%
Selling, marketing and administration(1)(2)(3)	179	38.6%	175	31.9%	138	20.9%
Amortization(1)(2)(3)	77	16.6%	68	12.4%	68	10.3%
Abandonment/impairment of long-lived assets	127	27.4%	2	0.4%	34	5.2%
Debentures fair value adjustment(1)(2)(3)	(40)	(8.6)%	(5)	(0.9)%	50	7.6%
Total	$451	97.2%	$340	62.0%	$424	64.2%
_________________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2016 Non-GAAP Adjustments on revenue and operating expenses in the fourth quarter of fiscal 2016.

(2)
In the third quarter of fiscal 2016, the Company had software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $9 million, recorded non-cash income associated with a change in the fair value of the Debentures of approximately $5 million, RAP charges of approximately $2 million and $26 million in research and development and selling, marketing and administration expenses, respectively, CORE program recoveries of approximately $6 million in selling, marketing and administration expenses, stock compensation expense of approximately $4 million and $10 million in research and development and selling, marketing and administration expenses, respectively, amortization of intangible assets acquired through business combinations of approximately $18 million in amortization expense, and business acquisition and integration costs incurred through business combinations of approximately $11 million in selling, marketing and administration expense (collectively the “Q3 Fiscal 2016 Non-GAAP Adjustments”).

(3)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2015 Non-GAAP Adjustments on operating expenses in the fourth quarter of fiscal 2015.
Operating expenses increased by $111 million, or 32.6%, to $451 million, or 97.2% of revenue, in the fourth quarter of fiscal 2016, compared to $340 million, or 62.0% of revenue, in the third quarter of fiscal 2016. Excluding the impact of the relevant Q4 Fiscal 2016 Non-GAAP Adjustments and Q3 Fiscal 2016 Non-GAAP Adjustments, operating expenses decreased by $22 million, or 7.9%. The decrease was primarily attributable to decreases in marketing, advertising and legal costs, partially offset by increases in foreign exchange losses and external advisory fees.
Operating expenses increased by $27 million, or 6.4%, to $451 million, or 97.2% of revenue, in the fourth quarter of fiscal 2016, compared to $424 million, or 64.2% of revenue, in the fourth quarter of fiscal 2015. Excluding the impact of the relevant Q4 Fiscal 2016 Non-GAAP Adjustments and Q4 Fiscal 2015 Non-GAAP Adjustments, operating expenses decreased by $36 million, or 12.2%. This decrease was primarily attributable to decreases in marketing, advertising and salaries and benefits costs, partially offset by increases in foreign exchange losses compared to the fourth quarter of fiscal 2015.
Research and Development Expense
Research and development expenses decreased by $26 million, or 19.4% to $108 million in the fourth quarter of fiscal 2016 compared to $134 million in the fourth quarter of fiscal 2015. Excluding the impact of the relevant Q4 Fiscal 2016 Non-GAAP Adjustments and Q4 Fiscal 2015 Non-GAAP Adjustments, research and development expenses decreased by $39 million, or 31.5%. This decrease was primarily attributable to decreases in salaries and benefits costs and reductions in materials and outsourcing costs.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses increased by $41 million, or 29.7%, to $179 million in the fourth quarter of fiscal 2016 compared to $138 million in the fourth quarter of fiscal 2015. Excluding the impact of the relevant Q4 Fiscal 2016 Non-GAAP Adjustments and Q4 Fiscal 2015 Non-GAAP Adjustments, selling, marketing and administration expenses increased by $13 million, or 11.7%. This increase was primarily attributable to increases in foreign exchange losses and salaries and expenses, which were partially offset by decreases in marketing and advertising expenses and decline in maintenance costs.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the quarter ended February 29, 2016 compared to the quarter ended February 28, 2015. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of sales
	February 29, 2016	February 28, 2015	Change	February 29, 2016	February 28, 2015	Change
Property, plant and equipment	$15	$23	$(8)	$12	$16	$(4)
Intangible assets	62	45	17	38	78	(40)
Total	$77	$68	$9	$50	$94	$(44)
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $9 million to $77 million for the fourth quarter of fiscal 2016 compared to $68 million for the fourth quarter of fiscal 2015. The increase in amortization expense was primarily attributable to the intangibles acquired from businesses previously discussed, partially offset by the lower cost base of assets as a result of the divestiture of the majority of the Company’s real estate holdings and additional asset sales, as well as reduced spending on capital and intangible assets.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $44 million to $50 million for the fourth quarter of fiscal 2016 compared to $94 million for the fourth quarter of fiscal 2015. This decrease primarily reflects the lower cost base of assets as a result of asset sales in fiscal 2015.
Investment Income (Loss), Net
Investment income decreased by $120 million to a loss of $15 million in the fourth quarter of fiscal 2016 from a gain of $105 million in the fourth quarter of fiscal 2015. The decrease in investment income is primarily attributable to the Rockstar Sale in the fourth quarter of fiscal 2015 not present in fiscal 2016, gains on the sale of certain investments in the prior year, and decreases in the Company’s average cash and investment balances. See “Financial Condition - Liquidity and Capital Resources” below.
Income Taxes
For the fourth quarter of fiscal 2016, the Company’s net effective income tax expense rate was approximately 7%, compared to approximately 2,900% for the same period in the prior fiscal year. The Company’s income tax recovery rate also reflects the fact that the Company has a significant valuation allowance in place against its deferred tax assets, and in particular, due to this valuation allowance, the significant income statement impact of the gain from the change in fair value of the Debentures, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net loss for the fourth quarter of fiscal 2016 was $238 million, or $0.45 basic and diluted loss per share on a GAAP basis, reflecting a decrease in net income of $266 million compared to a net income of $28 million, or $0.05 basic and diluted earnings per share, in the fourth quarter of fiscal 2015. Excluding the impact of the relevant Q4 Fiscal 2016 Non-GAAP Adjustments and Q4 Fiscal 2015 Non-GAAP Adjustments, the Company’s net loss was $18 million compared to a net income of $44 million, reflecting a decrease in net income of $62 million due to an increase in operating expenditures and decreases in the recovery of income taxes and the Company’s gross margin.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The weighted average number of shares outstanding was 525 million common shares for basic and diluted loss per share for the fourth quarter of fiscal 2016. The weighted average number of shares outstanding was 529 million common shares for basic and diluted earnings per share for the fourth quarter of fiscal 2015.
Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended February 29, 2016. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2016				Fiscal Year 2015
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$464	$548	$490	$658	$660	$793	$916	$966
Gross margin	210	236	185	310	318	410	425	451
Operating expenses	451	340	152	221	424	549	623	431
Income (loss) before income taxes	(256)	(120)	21	73	(1)	(160)	(218)	(6)
Provision for (recovery of) income taxes	(18)	(31)	(30)	5	(29)	(12)	(11)	(29)
Net income (loss)	$(238)	$(89)	$51	$68	$28	$(148)	$(207)	$23

Earnings (loss) per share
Basic earnings (loss) per share	$(0.45)	$(0.17)	$0.10	$0.13	$0.05	$(0.28)	$(0.39)	$0.04
Diluted earnings (loss) per share	$(0.45)	$(0.17)	$(0.24)	$(0.10)	$0.05	$(0.28)	$(0.39)	$(0.37)

Research and development	$108	$100	$122	$139	$134	$154	$186	$237
Selling, marketing and administration	179	175	186	173	138	171	195	400
Amortization	77	68	67	65	68	74	75	81
Abandonment/impairment of long-lived assets	127	2	5	1	34	—	—	—
Debentures fair value adjustment	(40)	(5)	(228)	(157)	50	150	167	(287)
Operating expenses	$451	$340	$152	$221	$424	$549	$623	$431
Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments decreased by $642 million to $2.6 billion as at February 29, 2016 from $3.3 billion as at February 28, 2015, primarily as a result of the Good, AtHoc, WatchDox and Encription acquisitions and cash used in the Repurchase Program, partially offset by receipt of the Company’s fiscal 2015 Canadian income tax refund. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at February 29, 2016.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	February 29, 2016	February 28, 2015	Change
Cash and cash equivalents	$957	$1,233	$(276)
Restricted cash	50	59	(9)
Short-term investments	1,420	1,658	(238)
Long-term investments	197	316	(119)
Cash, cash equivalents, and investments	$2,624	$3,266	$(642)
The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	February 29, 2016	February 28, 2015	Change
Current assets	$3,011	$4,167	$(1,156)
Current liabilities	1,039	1,372	(333)
Working capital	$1,972	$2,795	$(823)
Current Assets
The decrease in current assets of $1,156 million at the end of fiscal 2016 from the end of fiscal 2015 was primarily due to decreases in cash and cash equivalents of $276 million, other current assets of $273 million, short term investments of $238 million, income taxes receivable of $169 million, and accounts receivable of $165 million.
At February 29, 2016, accounts receivable was $338 million, a decrease of $165 million from February 28, 2015. The decrease reflects the lower revenues recognized during fiscal 2016, as well as a decrease in days sales outstanding to approximately 68 days in the fourth quarter of fiscal 2016 from approximately 69 days at the end of fiscal 2015.
At February 29, 2016, income taxes receivable was nil, a decrease of $169 million from February 28, 2015. The decrease in income taxes receivable was primarily due to the receipt of the Company’s 2015 Canadian income tax refund.
At February 29, 2016, other current assets was $102 million, a decrease of $273 million from February 28, 2015. The decrease in other current assets was due to the recognition of previously deferred cost of goods sold, upon recognition of the related deferred revenue and by a decrease in the fair value of derivative instruments.
At February 29, 2016, inventories increased by $21 million to $143 million compared to $122 million as at February 28, 2015, due to increases in raw materials and finished goods, offset by a decrease in work in process.
Current Liabilities
The decrease in current liabilities of $333 million at the end of fiscal 2016 from the end of fiscal 2015 was primarily due to decreases in accrued liabilities and deferred revenue. As at February 29, 2016, accrued liabilities were $368 million, reflecting a decrease of $299 million compared to February 28, 2015, which was primarily attributable to decreases in vendor liabilities, warranty liabilities and accrued incentive payments compared to the fourth quarter of fiscal 2015. Accounts payable was $270 million as at February 29, 2016, reflecting an increase of $35 million from February 28, 2015, which was primarily attributable to amounts owing for the manufacturing of devices. Deferred revenue was $392 million, which reflects a decrease of $78 million compared to February 28, 2015 due to an increase in the volume of transactions that met the criteria for recognition of revenue as at February 29, 2016.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash flows for the fiscal year ended February 29, 2016 compared to the fiscal year ended February 28, 2015 were as follows:

	For the Fiscal Years Ended (in millions)
	February 29, 2016	February 28, 2015	Change
Net cash flows provided by (used in):
Operating activities	$257	$813	$(556)
Investing activities	(439)	(1,173)	734
Financing activities	(78)	16	(94)
Effect of foreign exchange loss on cash and cash equivalents	(16)	(2)	(14)
Net increase (decrease) in cash and cash equivalents	$(276)	$(346)	$70
Operating Activities
The decrease in net cash flows provided by operating activities of $556 million primarily reflects the Company’s lower amount of net income after adjustments for non-cash items, offset by net changes in working capital.
Investing Activities
During the fiscal year ended February 29, 2016, cash flows used in investing activities were $439 million and included cash flows used in business acquisitions of $698 million, intangible asset additions of $70 million, acquisitions of property, plant and equipment of $32 million, offset by proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $357 million. For the same period of the prior fiscal year, cash flows used in investing activities were $1.2 billion and included cash flows used in transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $894 million, intangible asset additions of $421 million, business acquisitions of $119 million, acquisitions of property, plant and equipment of $87 million, offset by proceeds on the sale of property, plant and equipment of $344 million.
During the fiscal year ended February 29, 2016, the cash flows used in business acquisitions related to the Good, AtHoc, WatchDox and Encription acquisitions.
Financing Activities
The decrease in cash flows provided by financing activities was $94 million for fiscal 2016 and was primarily attributable to the cash used in the Repurchase Program, partially offset by the release of restricted cash.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at February 29, 2016:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$116	$37	$51	$21	$7
Purchase obligations and commitments	391	371	20	—	—
Long-term debt interest and principal payments	353	75	150	128	—
Total	$860	$483	$221	$149	$7
Aggregate contractual obligations amounted to approximately $860 million as at February 29, 2016, including purchase orders with contract manufacturers in the amount of $162 million. The Company also has commitments on account of capital expenditures of approximately $2 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company, including payments on account of licensing agreements. Total aggregate contractual obligations as at February 29, 2016 decreased by $444 million as compared to the February 28, 2015 balance of approximately $1.3 billion, which was primarily attributable to a decrease in purchase orders with contract manufacturers and payments on account of licensing agreements, as well as a decrease in interest payments on the Debentures, and operating lease commitments.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Debenture Financing and Other Funding Sources
Please see Note 10 to the Consolidated Financial Statements for a description of the Debentures.
The Company has $44 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. Please see Note 3 to the Consolidated Financial Statements for further information concerning the Company’s restricted cash.
Cash, cash equivalents, and investments were approximately $2.6 billion as at February 29, 2016. The Company’s management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and managing the liquidity needs of the business. In addition, the Company continues to pursue opportunities to reallocate resources through the RAP and to attain further cost savings in the coming fiscal quarters. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff.  Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of February 29, 2016, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made.  Please see Note 14 (Commitments and Contingencies) to the Consolidated Financial Statements for a further discussion of the Company’s legal matters.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2016 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, Euros and British pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars, but were also incurred in U.S dollars, Euros and British pounds. At February 29, 2016, approximately 10% of cash and cash equivalents, 30% of accounts receivables and 16% of accounts payable were denominated in foreign currencies (February 28, 2015 – 26%, 30% and 13%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. Please see Note 5 to the Consolidated Financial Statements for information concerning the Company’s foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures with a fixed interest rate. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit and Customer Concentration
The Company has historically been dependent on a number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at February 29, 2016 was $10 million (February 28, 2015 - $10 million). The Company also purchases insurance coverage for a portion of its accounts receivable balances. There were no customers that comprised more than 10% of accounts receivable as at February 29, 2016 (February 28, 2015 – no customers that comprised more than 10%). Additionally, there were no customers that comprised more than 10% of the Company’s revenue in fiscal 2016 (fiscal 2015 – no customers that comprised more than 10%; fiscal 2014 – no customers that comprised more than 10%). During fiscal 2016, the percentage of the Company’s receivable balance that was past due decreased by 1% compared to the fourth quarter of fiscal 2015. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company’s liquidity.
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the fiscal year ended February 29, 2016.
Please see Note 5 to the Consolidated Financial Statements for additional information regarding the Company’s credit risk as it pertains to its foreign exchange derivative counterparties.
Disclosure Controls and Procedures and Internal Controls
Disclosure Controls and Procedures
As of February 29, 2016, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material effect on the Company’s financial statements.

On October 30, 2015 and September 22, 2015, the Company completed the acquisitions of Good and AtHoc, respectively, which are included in the fiscal 2016 consolidated financial statements of the Company and constituted 19% and 23% of total and net assets, respectively, as of February 29, 2016, and 3% and 13% of revenues and net loss before tax, respectively, for the

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

year then ended. In conducting their evaluation of the effectiveness of the Company's internal controls over financial reporting, management has excluded Good and AtHoc from its assessment of internal controls over financial reporting as of February 29, 2016 because they were acquired by the Company during fiscal 2016.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of February 29, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of February 29, 2016, the Company’s internal control over financial reporting was effective.
The Company’s independent auditors have issued an audit report on the Company’s internal control over financial reporting. This report is included with the Consolidated Financial Statements. The independent auditors’ audit report also did not include an evaluation of the internal control over financial reporting of Good and AtHoc.
Changes in Internal Control Over Financial Reporting
During the fiscal year ended February 29, 2016, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.